Exhibit 99.1

Notice of Annual General Meeting of Shareholders

Notice is hereby given that the annual general meeting of shareholders (“Meeting”) of New Gold Inc. (“New Gold” or the “Company”) will be held at the offices of Cassels Brock & Blackwell LLP, Scotia Plaza, 40 King Street West, 21st Floor, Toronto, Ontario, on Wednesday, April 24, 2019 at 4:00 pm (Eastern time) for the following purposes:

1.       receiving the audited consolidated financial statements of the Company for the year ended December 31, 2018 and the auditor’s report on those statements;

2.       setting the size of the board of directors of the Company at six directors;

3.       electing the directors of the Company;

4.       appointing Deloitte LLP as auditor of the Company and authorizing the directors to fix their remuneration;

5.       considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and

6.       conducting such other business properly brought before the Meeting or any adjournment or postponement thereof.

The record date for the Meeting is March 5, 2019. The record date is the date for determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

This notice is accompanied by a management information circular (“Circular”) and either a form of proxy or a voting instruction form. If previously requested, a copy of the audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of New Gold for the year ended December 31, 2018 will also accompany this notice. Copies of New Gold’s annual and interim financial statements and MD&A are also available under New Gold’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on New Gold’s website at www.newgold.com. As described in the notice and access notification mailed to shareholders, New Gold is using the notice and access method for delivering this notice and the Circular to shareholders. This notice and the Circular will be available on New Gold’s website at www.newgold.com/annualmeeting2019 and under New Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

We value your opinion and participation in the Meeting as a shareholder of New Gold. For your information, the meeting is not expected to include a formal presentation by management, but there will be an opportunity for shareholders to ask questions. Please review the accompanying Circular before voting as it contains important information about the Meeting. It is important that you exercise your vote, either in person at the Meeting, by telephone, on the internet or by completing and returning the enclosed form of proxy or voting instruction form. Any questions regarding voting your shares should be directed to our proxy solicitation agent Kingsdale Advisors who can be reached by toll-free telephone in North America at 1-866-581-1477, by collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com. Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent by 4:00 pm (Eastern time) on April 22, 2019, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

DATED at Toronto, Ontario this 14th day of March, 2019.

By Order of the Board of Directors

Ian Pearce

Chair of the Board

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